UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Apotheka Systems, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> September 28, 2018

Physical address of issuer
468 N. Camden Dr. #200, Beverly Hills, CA 90210

Website of issuer
www.apotheka.co

Name of intermediary through which the Offering will be conducted
Seed At The Table

CIK number of intermediary
0001808131

SEC file number of intermediary
007-230

CRD number, if applicable, of intermediary
309331

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
+2% of Raise Amount in SAFE Equity

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fund America

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
200

Price (or method for determining price)
$500.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 9, 2021

FORM C

Up to $1,000,000.00

Apotheka Systems, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Apotheka Systems, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table (the "Intermediary"). The Intermediary will be entitled to receive +2% of Raise Amount in SAFE Equity related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Seed At The Table will receive +2% of Raise Amount in SAFE Equity in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.apotheka.co no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 9, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUND AMERICA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.apotheka.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Apotheka Systems, Inc. (the "Company") is a Delaware Corporation, formed on September 28, 2018.

The Company is located at 468 N. Camden Dr. #200, Beverly Hills, CA 90210.

The Company's website is www.apotheka.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Apotheka is a SaaS health-tech company leveraging Blockchain and AI technologies to build new age digital health solutions to resolve patient data security, integrity and interoperability. Revenue model is licensing on subscription basis.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	200
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	1,100,200
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	2,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,102,000
Purchase price per Security	$500.00
Minimum investment amount per investor	$500.00
Offering deadline	December 31, 2021
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our [products/services] is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We [may] [plan to] implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and

financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We [collect and] store sensitive data, including intellectual property, our proprietary business information and that of our customers, [suppliers and business partners,] and personally identifiable information of our [customers and] employees, in our data centers and on our networks. The secure [processing,] maintenance [and transmission] of this information is critical to our operations [and business strategy]. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, [liability under laws that protect the privacy of personal information,] [and regulatory penalties,] [disrupt our operations [and the services we provide to customers],] [and] damage our reputation, [and cause a loss of confidence in our products and services], which could adversely affect our [business/operating margins, revenues and competitive position].

[The secure [processing,] maintenance [and transmission] of this information is critical to our operations [and business strategy], and we devote significant resources to protecting our information [by [DESCRIBE ADDITIONAL SECURITY MEASURES.]] The expenses associated with [protecting our information/ these steps] could reduce our operating margins.]

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Dennis Maliani and Luis Lopez who are Apotheka Systems Inc. Beverly Hills, CA - Sept 2018 to Current Kern Medical Bakersfield, CA - May 2016 to Aug 2018 and COO - Apotheka Systems Inc. Beverly Hills, CA Sept 2018 to Current Director - LA Care Los Angeles, CA July 2018 to Feb 2019 of the Company. The Company has or intends to enter into employment agreements with Dennis Maliani and Luis Lopez although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dennis Maliani and Luis Lopez or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business

operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected.

Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the

value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.
New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g.,

U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins in one or more countries.
Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional

registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing [in many countries where we do business, including the U.S.]. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. [As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us.] Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.

Specifically, we derived [NUMBER]% of our revenues from the Medicare and Medicaid programs in [YEAR]. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012, ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) [and other regulatory authorities globally].

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed

inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on [a small group of] third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies [outside of the United States]. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively

market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the [product]. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the [product], and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these

types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.
In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.
Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently

contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is

provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Apotheka is a SaaS health-tech company leveraging Blockchain and AI technologies to build new age digital health solutions to resolve patient data security, integrity and interoperability. Revenue model is licensing on subscription basis.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own [source code, hardware, application software and services] to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download applications and books through a variety of devices, including Apple and Android. We allow customers to easily discover, download and install applications. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

History of the Business

A 1:10 reverse split to issue more stock and it's reflected in the cap table as well

The Company's Products and/or Services

Product / Service	Description	Current Market
SaaS software	Software facilitates decentralizing medical records on Ethereum Blockchain.	1. Hospitals (Primary) USA - TAM: $31B 2. Health Insurance companies (Secondary)

Filling additional IP around data security

Online subscription Direct marketing Partnerships (healthcare vendors)

Competition

The Company's primary competitors are Embleema (New York - USA / Paris - France) - Blockchain platform that lets patients share their clinical research data with stakeholders Simply Vital Health (Watertown, MA) - safely share and govern their data, reducing healthcare cost globally. Patientory (Atlanta, GA) - Connects with any EHR system and enables doctors, care providers and patients secure communication.

1. Apotheka SaaS platform value proposition - *Patented Proprietary Technology (Pat No. 10.885.170) and offers a value bundle solution versus our competitors' single offerings. 2. Value Bundling / Multiple (uses cases) - Security, data validation, interoperability. 3. NFTs (Non-fungible Tokens) 4. Blockchain / Decentralized medical records (permissioned); 5. Artificial Intelligence (AI) – Smart workflows 6. Data Constellation Enclave (Black Box/Security) 7. Ease of use - Apotheka solution has plug and play functionalities for easy implementations to include user friendly interface

Supply Chain and Customer Base

Cloud service providers ex: Azure, Digital Ocean or AWS to host our infrastructure

1. Cedars Sinai TowerENT (Hospital physician group) Telehealth which has resulted in 35% spend reduction in relation to overhead costs associated with scheduling, data integrity and security compliance. 2. Health centurion (global concierge company) – Automation of their patient prescheduling and data validation, resulting 85% error reduction (security & AI data validation) in their workflows to include easy and secure medical records access for their worldwide concierge clients. 3. Stemcells TherapeuticsLA (Stem cell physician group) – Complete medical and research automation 80% overhead cost reduction in security and compliance and 95% (AI data validation) billing error reduction. 4. Parsons (defense, intelligence, security, and infrastructure engineering) – MOU to augment their DetectWise™ health screening solution with Apotheka's patient ID management, data security and interoperability with their mobile kiosks and research centers. 5. ZendyHealth (Healthcare marketplace for patients) - Letter of intent (patient ID, data validation and security) for their 1500 plus physicians health market eco-system. 6. Luminous Technologies/Ventura county healthcare agency - Cyber security governance, security road map, infrastructure assessments

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10.885.170	Methods, Systems, And Storage Media For Managing Patient	Methods, Systems, And Storage Media For Managing Patient	November 20, 2018	January 5, 2021	USA

	Information Using A Blockchain Network	Information Using A Blockchain Network			

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 468 N. Camden Dr. #200, Beverly Hills, CA 90210

The Company has the following additional addresses:

The Company conducts business in California, USA.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Working Capital	100.00%	$100,000	100.00%	$1,000,000
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Digital Sports Passport / IP Marketing & Customer Acquisition Operations & Sales Research & Development

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Leadership discretion. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dennis Maliani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Apotheka Systems Inc. Beverly Hills, CA - Sept 2018 to Current Kern Medical Bakersfield, CA - May 2016 to Aug 2018

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Execute Apotheka's mission of elevating patient care experience and promoting company's growth Daily business operations Investor relations

Education

Cyber security Credentials - Harvard University - 2018 MBA-IT - University Of LaVerne - 2008 BSc. Computer Science - Middle Tennessee State University - 2005 PMP - 2006

Name

Luis Lopez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO - Apotheka Systems Inc. Beverly Hills, CA Sept 2018 to Current Director - LA Care Los Angeles, CA July 2018 to Feb 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Daily business operations Business strategy formation and executions Board of directors oversight

Education

Bachelor of Science University of California, Berkeley, 1994 Integrative Biology Certification: Certified Project Manager University of California, Irvine, 1997 Certified Project Manager: PMI

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$128,168.00	Capex		

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

A majority of the Company is owned by a few people.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we should have enough liquidity to execute our business plan until 2023. Our significant challenges are developing and marketing a viable product in a competitive environment.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on product and technology development, partnership, etc.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fund America until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment

until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Based on the company's valuation at $10M and raise goals The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Seed At The Table, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

+2% of Raise Amount in SAFE Equity .

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) _____ shares of common stock, par value _____ per share, of which 124,500 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 20.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as

determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial

owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dennis Maliani
(Signature)

Dennis Maliani
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dennis Maliani
(Signature)

Dennis Maliani
(Name)

Founder / CEO
(Title)

7/31/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Dennis Maliani, being the founder of Apotheka Systems, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Dennis Maliani
(Signature)

Dennis Maliani
(Name)

Founder / CEO
(Title)

7/31/2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

Ilija Huljev
44-70 21st street
Suite 281
Long Island City, NY

Board of Directors
APOTHEKA SYSTEMS INC.
468 N Camden Drive
Suite 200
Beverly Hills, CA 90210

I have reviewed the accompanying comparative balance sheet for APOTHEKA SYSTEMS INC. as of June 30, 2021 and the related statement of income for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for our report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Ilija Huljev
_____

Ilija Huljev, CPA

07/20/2021

APOTHEKA
PROFIT & LOSS STATEMENT
FOR FULL YEAR 2019 - 2021

PARTICULARS	2019	2020	2021
SERVICES INCOME	7494	11970	105440
UNCATEGORISED INCOME	0	0	0
TOTAL	**7494**	**11970**	**105440**
EXPENSES :			
PLATFORM SOFTWARE DEVELOPMENT	19402	18179	0
BANK CHARGES	0	1554	939
INSURANCE EXP	0	587	0
ADVERTISEMENT	0	1254	0
MEALS & ENTERTAINMENTS	0	304	0
OFFICE EXP	0	1042	99
TRAVEL EXP	0	581	0
TAXES & LICENSES	0	0	659
TOTAL	**19402**	**23503**	**1697**
NET PROFIT	**-11908**	**-11533**	**103743**

APOTHEKA
BALANCE SHEET AS ON JUN 30TH (2019 - 2021)

LIABILITIES	2019	2020	2021	ASSETS	2019	2020	2021
EQUITY :							
OWNER`S EQUITY	-59060	-70969	-82502	BANK A/C	7998	1364	37928
NET INCOME	-11908	-11533	103743	DENNIS MALIANI - ADVANCE	1495	925	1925
NET EQUITY	**-70969**	**-82502**	**21241**				
				INTERVALLO CONSULTING GROUP	0	0	58144
LOANS :							
INTERVALLO CONSULTING GROUP	80462	68856	0				
BOA CC 2847	0	15935	13881				
CROWD FUNDING LIABILITY	0	0	62875				
TOTAL	**9493**	**2289**	**97997**	**TOTAL**	**9493**	**2289**	**97998**
					0	0	0

Ilija Huljev
44-70 21st street
Suite 281
Long Island City, NY

APOTHEKA SYSTEMS INC.
Notes to Financial Statements

This summary of significant accounting policies of APOTHEKA SYSTEMS INC. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

NOTE 1 – GENERAL

1. APOTHEKA SYSTEMS INC. (hereinafter - "the company") was incorporated in September 2018 and began its activities in January 2019. The financial statements as represented are the half year mark for the 2021 fiscal year.

2. The company's activity is software as a service for the healthcare industry.

3. As of June 30 2021 The Company's capital deficit of $82,502 has been offset by the 2021 income year to date. The company is still in the process of acquiring reliable business.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Method of Accounting

The Company's policy is to maintain it books using the cash method of accounting. Under the cash method of accounting, revenue is recognized when payment is received, and expenses are recognized when paid for. The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America.

Revenue Timing and Breakout

The Company receives its revenue on a monthly basis from its main contract with Luminous Technology Group, Inc. Hours performed consulting are tallied by the vendor and the cash is released to The Company at the end of each month, net of their fees. For this reason, cash inflows usually only occur on a monthly basis whereas outflows occur continuously. For the Income Statement June 31, 2021, sales from Luminous Technology Group, Inc. represented 100% of all sales.

The Company can anticipate future revenue from signed contracts with the following vendors:
- Health Centurion – worth $7,578
- Pacific Stemcell – worth $6,175
- Stem Cell Therapeutics LA – worth $1,319

The Company is also pursuing contracts with the following vendors:
- 3M (mmm.com)
- HCL America INC.
- LA Unified School Districts
- Luxe Hotels NY
- Parsons Transportation Group INC
- Phillips International
- San Diego Health Connect
- Zendy Health

Cost of Sales

The Company does not incur Cost of Sales for its services.

Cash and Cash Equivalents

The Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 3 – COMMON STOCK AND PREFERRED STOCK

There are currently 2 classes of common stock, series A and Series B, and one class of preferred stock. The Corporation shall have the authority to issue: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A"), 1,000,000 shares of Common Stock Class B, $0.001 par value per share ("Common Stock B") and 1,000,000 shares of Preferred Stock. The Authorized shares that have been issued and outstanding are 9,000,000 Common stock A and 130,000 Common Stock B as of 11/11/2019.

NOTE 4 – RELATED PARTY TRANSACTION

On the reporting date, The Company has paid Intervallo Consulting Group in excess of $58,144 in relation an a loan Intervallo Consulting Group has supplied in a previous period. This results in a receivable for The Company from Intervallo Consulting Group. The owner of Intervallo Consulting Group is a major shareholder in the company. The amounts due to the related parties are unsecured, and non- interest bearing, with no set terms of repayment.

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

Apotheka Systems, Inc.
468 N. Camden Dr. #200, Beverly Hills, CA 90210

Ladies and Gentlemen:

The undersigned understands that Apotheka Systems, Inc., a Corporation organized under the
laws of Delaware (the "Company"), is offering up to $1,000,000.00 of Units of SAFE (Simple
Agreement for Future Equity) (the "Securities") in a Regulation CF Offering. This Offering is
made pursuant to the Form C, dated August 9, 2021 (the "Form C"). The undersigned further
understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and
Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the
Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 a.m. New York time on December 31, 2021, or at such other time and place as the
Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Fund America (the
"Escrow Agent") from the undersigned by [wire transfer] of immediately available funds or other
means approved by the Company at least [two] days prior to the Closing, in the amount as set
forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds
to the Company. [The Company shall deliver certificates representing the Securities to the
undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities

were sold in reliance upon an exemption from registration under the Securities Act.] [The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.]

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Seed At The Table, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Seed At The Table or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Seed At The Table nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Seed At The Table nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return

any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Los Angeles, CA, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	468 N. Camden Dr. #200, Beverly Hills, CA 90210 E-mail: dmaliani@apotheka.co Attention: Dennis Maliani, CEO
with a copy to:	Attention: Jeff Stoller E-mail: jeff.stoller@jstollerlaw.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Apotheka Systems, Inc.
By_____   Name: Title:

THE
HYPERQUANTIFIED
ATHLETE

Digital Sports Passport
Non-fungible Token (NFT)



Apothēka™

About Us &

Why Partner With Apotheka Systems?

- **Apothēka** a SaaS company that is decentralizing medical records on Ethereum Blockchain. Leveraging Blockchain and AI technologies to build new age digital health solutions to facilitate patient security, data integrity and interoperability

- **Patented Proprietary Technology (Pat No. 10.885.170):** uses ironclad security, scalable distribution design of Blockchain and AI technologies

- Apothēka platform is **industry agnostic**, agile and customizable based on client's needs

- **Nimble** company organization structure to facilitate quick decision process and collaboration



Apothēka™

About Us &

Why Partner With Apotheka Systems?

- **Competitively positioned** Technology stack on J.P. Morgan's Quorum-Ethereum (ConsenSys) for wallet & payment processing

- **Cross-enterprise Workflows** easily integrate-able with other eco-systems Ex: Solana, Cardano, Ethereum

- **Team** has combined 45+ years in healthcare and deeper knowledge of various clinical workstreams, business logic, healthcare policy in the healthcare space & sports Fans

- **Mission:** Elevating the patient care experience through cleaner data, increased security, and interoperability

- **Values:** Innovation / Trust / Reliability / Encompassing

Apothēka

Problem

The Hyperquantified Athlete



Technology, Measurement, And The Business Of Sports

- Data Rights Management
- Security & Privacy
- Regulations
- Monetization
- New Ways To Experience Sports











Apothēka™



Problem

Featured In News (Snapshot)



400% — **Security / Encryption:** According to FBI: Covid-19 Cyberattacks Spiked 400% during the Pandemic ~May 2020

$15.0M — *The average cost of a U.S. Healthcare data breach is now $15.0M ~ ***IBM Security 2020***

$13.3M — Organizations lose $13.3 Million yearly average because of poor data.~ ***Gartner.com 2020***



Apothēka

Cybersecurity

NBA's Houston Rockets Face Cyber-Attack by Ransomware Group

By Kartikay Mehrotra
April 14, 2021, 3:27 PM PDT

- Basketball team says security experts, FBI are investigating
- Rockets spokesperson says attack hasn't impacted operations

LISTEN TO ARTICLE
▶ 1:53

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The Houston Rockets of the National Basketball Association are investigating a cyber-attack against their networks from a relatively new ransomware group that claims to have stolen internal business data.

The Rockets confirmed the attempted intrusion. Tracey Hughes, a spokesperson for the team, said the attack hasn't impacted operations.



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OCT 25, 2019 | MORE ON OPERATIONS

Ownership of data is a heated debate

By law, patients own their own data, but access and understanding what's in the record are not user friendly.



Susan Morse, *Managing Editor*

CONNECTED
HEALTH
CONFERENCE

5

The Hyperquantified Athlete (NFT)

Data Points Captured

Body
- Real-time position
- Motion tracking
- Skin temperature
- Muscle stress/fatigue

Inside
- Heart rate
- Respiratory rate
- Blood oxygen and/or glucose levels
- Core body temperature
- Sleep quantity and quality
- Hormone levels

Feet
- Contact time
- Ball touches

Head
- Head impact
- Eye movement
- Rotational acceleration

Arms
- Arm speed
- Elbow stress

Legs
- Distance covered
- Acceleration/deceleration
- Stride length
- Top speed
- Jump height




Apothēka™

Note: This list is not exhaustive.
Source: Deloitte analysis



GUARANTEED OWNERSHIP

Transferable / Non-transferable NFTs

IMMUNE TO FRAUD

$500 Million

*NFL lost more than $500 Million in 2019 due to injuries

Sample Value Proposition (NFT)

Entire Profile Secured On Blockchain



Patient: Jon Evans (4652528)

DOB: 01/02/1987 **Age:** 32

PHI on Jon Evans condensed into a transaction6 **encrypted hash** on the "Blockchain 1025"

```
"blockNumber": 1025,
"event": "PatientEvent",
"transactionHash": "0x9d3927ba701af3e4ea3701fa072a7c…f147f0f9308bd6959048dfca8a4253375",
"actionPerformed": "PATIENT ADDED",
"MRN": "4652528",
"walletBalance": "0",
"timestamp": "1561657273512081290"
```

Apothēka™

DIGITAL SPORTS PASSPORT

MODULES & BENEFITS

Scalable | 360 Care Eco-system
Decentralized ecosystem that facilitates secure data Sharing, Analytics and Monetization

12:17
My Health
Favorite Doctor
Book an Appointment
Transaction History
My Appointments
My Access
Hi, I am here to help you!

1) **Decentralized Medical Records with Proof of History & Proof of Stake for monitoring**
- Biometric and Position Tracking Data (360 Degree);
- Wearables and RFIDs

2) **Artificial Intelligence (AI) – Players Hyper-quantification**
- Data validation
- Diagnostic Image Interpretations
- Talent Identification
- Decision Support, Injury reduction

3) **Staff Workload Automation**
- Automated Scheduling, Players Onboarding,
- Pre-diagnosis Sessions Through AI
- Device Monitoring Integrations





Apothēka





Scalable | **360 Care Eco-system**

Decentralized ecosystem that facilitates secure data Sharing, Analytics and Monetization

12:17
My Health
Favorite Doctor
Book an Appointment
Transaction History
My Appointments
My Access
Hi, I am here to help you!

Apothēka

DIGITAL SPORTS PASSPORT

MODULES & BENEFITS

4) **Ease of Use / Equitable Care**

- Easily Customizable
- Mobile Offline Capabilities
- Knowledge base/Literacy & Field Support

5) **Monetization / Ownership & Privacy**

- Fan engagement (Health & Performance Statistics)
- Licensing data
- Fiat & Crypto Payments

APOTHEKA DIGITAL SPORTS PASSPORT

NFT SOLUTION: Future Of Identity Is Distributed, Self-Sovereign & Enabled (PHASE I)



Apothēka
Elevating Patient Experience
DIGITAL HEALTH PASSPORT
GLOBAL 360° BLOCKCHAIN IDENTITY MANAGEMENT



Identity Issuer(s)
ID APP
Identity Verifier(s)
User
Request and receive attestations
Present and verify attestations
Register identity
Lookup identity
Store encrypted attestations
Identity Hub

CONTROL . ACCESS . CONSENT . MINIMALIZATION . INTEROPERABILITY . PORTABILITY

Apothēka

Market Size Sports &

Revenue Model **($83.1 billion by 2023)**

$250K

13.95 M

$292.8+B

$20 M

Apotheka SaaS Platform Subscriptions (Mid Size Hospital) **$125K / Year Average** Licensing **& $250K /Year Average** Support + Services Fees

Licensing - Licensing International's 2020 Global Licensing Survey reveals that sales of licensed goods have climbed 4.5 percent; Global Sales $292.8+ Billion

Fans engagement - 13.95 million social media impressions - June 2019, Boston Red Sox Vs. New York Yankees in UK

Health Data/Research - Biotech and Insurance Companies Paying Patients for Data Us

The average cost of phase 1, 2, and 3 clinical trials across therapeutic areas is around $4, 13, and 20 million respectively ~ FDA

*In 2018, the North American sports market had a value of about 71.06 billion U.S. dollars. This figure is expected to rise to 83.1 billion by 2023. The market is composed of the segments gate revenues, media rights, sponsorships and merchandising~ Statista 2021

Apothēka

Increase revenue

And engagement using healthcare Data



Use case

The **heart-based data** are incorporated into official broadcasts of matches to enhance the viewing experience

Health care data can be made available to fans so that they can indulge in sports betting with the odds influenced by **positional and biometric data.**

Sports fans can use the healthcare data to help them with **game analysis** and **adapt training** sessions; to reach performance goals faster and gain a competitive advantage.

Prevent overloads and symptoms of **overexertion** that can lead to **injuries** while practicing similar workouts such as the players.

Gamification of health care data will give sports fans a better understanding of the game's athleticism as well as create more **excitement/engagement** around the gameplay.

With the gamification of **sports idols'** healthcare data, fans can adopt exercise routines and diet insights of their health, training and on the playing routines.

Comprehensive healthcare data can be used in gamification to allow **enhanced fans engagement** as well as create a **viable revenue model** for sports entities.

$150 Billion

Global sports betting market prediction by 2024

In sports batting with **Apotheka tech** we see **revenue increase** by 10% - 15% because of more data points & accuracy



Traction

Pipeline






Spectrum Health · THE UNIVERSITY OF TEXAS MD Anderson Cancer Center · PARSONS · 3M

Pipeline





athenahealth · nVIDIA · City of Hope · ZENDYHEALTH

Clients






STEMCELL THERAPEUTICS LA · CEDARS-SINAI · HEALTH CENTURION · PACIFIC STEM CELLLIC · VENTURA COUNTY HEALTH CARE PLAN

Apothēka

Executive Management Team



DENNIS MALIANI
CEO / Founder

Vast experience in the health-tech space, 13 years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, MemorialCare, Amgen etc. IPO readiness & portfolio management.



VICTOR PISACANE
CTO

Formerly senior software architect, IBM Watson Health. Comes with 25 years of experience designing, developing and delivering software products in both startup environments and Fortune 500 companies.



LUIS LOPEZ
COO

Over 20 years of experience in Healthcare at LA Care, Molina, Kaiser Permanente, Cedars Sinai etc. Start-up experience, and co-founder at Somega Healthcare Systems which was successfully sold.



CHRIS MANDERINO
CSO

Former NFL American football fullback originally signed by the Cincinnati Bengals as an undrafted free agent in 2006. Ex – player & coach at Doves Bologna American Football (Italy). Founder at LyfeFuel a plant-based lifestyle brand.

Advisors

- **Dr. Melanie Rolli** - CEO and Chief Medical Officer, Piqur Therapeutics AG - Basel, Switzerland

- **Brad Bulent Yasar** Founder at Blockchain Investors Consortium (BIC)

- **Dr. Michael Penn –** Founding Partner at Health Equity Ventures, Investor, Board Member, Startup Advisor, Healthcare and Biotech STEM Diversity/Innovation Expert, Author and Speaker

- **Dr. Stephen Geller** - Chairman Emeritus, Pathology, Cedars-Sinai Medical Center/ Prof. Weill Cornell Medical College)

- **Dr. Hyung Kim** - Assoc. Director, Surgical Research, Cedars Sinai

- **Henrique Dias** - Managing Partner, B&D Alternatives Investment Fund



Apothēka

Globant Awards 2021

Digital Disruptors – **Winners** USA & Canada





High Tech Trendsetter

Dennis Maliani

CEO, Apotheka Systems Inc.



Apothēka

Revenue Projections 2020 - 2024


Apothēka™

	2020	2021	2022	2023	2024	2025
TOTAL REVENUE	838	536,328	8,004,924	39,293,560	86,200,186	132,707,412
Revenue Growth Rate			1393%	39%	119%	54%
GROSS MARGIN	469	300,344	4,883,004	25,933,750	61,202,132	97,539,948
Gross Margin %	56.0%	56.0%	61.0%	66.0%	71.0%	73.5%
Overhead						
Sales & Marketing	25,000	541,000	1,711,400	10,941,550	17,268,637	19,874,762
General & Administration	27,300	754,775	2,511,300	4,607,355	6,601,204	8,566,877
Research & Development		36,000	74,000	84,000	104,000	124,000
Total Overheads	52,300	1,331,775	4,296,700	15,632,905	23,973,841	28,565,639

Note: Based on our target raise goal & client acquisition

16

Funding Requirements

($) **2.5 Million Raise**

Use of Funds

Phase II - Digital Sports Passport / IP:	**$775,000**
Marketing & Customer Acquisition:	**$775,000**
Operations & Sales:	**$750,000**
Research & Development:	**$200,000**
Total	**$2,500,000**

Note: Runway 18-24 months


Apothēka

Valuation

$10M Valuation

10% discount rate

Target Milestones

$80M Our average revenue target for **2023-24** is $80 million

$3B Strategic exit goal (likely by acquisition) for a $3B enterprise value

$5.8 **Health-tech SaaS Acquisitions / Exits** Dassault Systèmes acquires Medidata for $5.8 billion - **2019**

TAM: ~$83 billion

Thank you!

DENNIS MALIANI

CEO, Apotheka Systems Inc.

dmaliani@apotheka.co

+1-310-866-6692


Apothēka

Contact

310-860-5114 (Work)
dmaliani@icg-int.com

www.linkedin.com/in/dennismaliani
(LinkedIn)
icg-int.com (Company)
apotheka.co (Portfolio)

Top Skills

Management Consulting
Cybersecurity
Blockchain

Languages

English (Native or Bilingual)

Honors-Awards

New Media Communication Feature

Patents

Methods, Systems, And Storage
Media For Managing Patient
Information Using A Blockchain
Network

Dennis Maliani, MBA-IT, PMP, CSM, ITIL

Blockchain, AI, XR, IoT, Robotics, Genomics, Biometrics
Los Angeles Metropolitan Area

Summary

*C-Level, Business & IT Strategist | ERPs, EMRs, CRMs, AI,
Blockchain, Big data, Cloud, Cybersecurity, IoT.

Expertise in formulating/executing business strategies and solutions;
strategic change management, crisis/risk management, turnarounds,
market growth, and human resource administration. Charismatic
leader, effective at motivating, organizing, directing and integrating
the work of professional IT & business personnel.
Experienced in team building, developing individual and group
skills to enhance performance. Great analytical, interpersonal &
communication skills.

Specialties: Executive consulting, Managing global virtual teams,
Branding, Mergers & Acquisitions, AI, Blockchain, Big data, IoT,
Cybersecurity, Sustainability, P&L, PMO development, Contracts,
Program management, Business strategies, GAP analysis, Workflow
process redesign, Forecasting business/financial trend analysis.
Versed in EMR and ERP systems; Six Sigma tools, various software
and hardware packages, programming languages, systems
and software development methodologies, MS applications and
Reporting tools.

*TAGS: Cloud, AI (Artificial Intelligence), Lawson, Kronos,
PeopleSoft, Kuali, HRMS, GE centricity, as400 med series, HL7,
ICD10, Optilink, ADT, mdn centricity, RadNet, Dragon/Nuance,
escription, eWFM, Nagios, Crystal reports, Business objects,
Salesforce, Maya, SOX, SDLC, Agile, Scrum, Jira, Footprints,
AtTask, Palo Alto, SmartSheet, MS project, AtTask, UltiPro, Clairvia,
SharePoint, Clio, MyCase, Legal Files, Firm Central, Oracle, SQL
DB, Nextgen, Mac, VMWare, Application Service Provider (ASP),
Citrix, MVC, JD Edwards, COINS, Ensemble, Cloverleaf, SAP, xml,
html, Java, ERP, EMR, Epic, Cerner, Powerpath, MISYS, Siemens

Contact

www.linkedin.com/in/
chrismanderino (LinkedIn)
lyfefuel.com (Company)

Top Skills

Negotiation

Management

Market Planning

Languages

Italian, Some Spanish

Chris Manderino

Co-Founder & CEO at LYFE Fuel | Purpose-Driven Entrepreneur | Former NFL Fullback

Newport Beach

Summary

As a scrappy social entrepreneur determined to tackle some of the biggest challenges in health, nutrition, and food, my experience as a collegiate and professional athlete has proved to be instrumental in my approach to business and life.

I was compelled to start my entrepreneurial journey after my childhood dream of playing in the NFL came to an end in 2009. The struggles I faced and obstacles I overcame while transitioning from the playing field to the business world, certainly weren't easy, but the pursuit of the journey has been more rewarding and fulfilling than ever imagined.

No stranger to sacrifice, determination, and grit, I take the same meticulous, detail-driven, and strategic approach to reaching my goals in business. I seek out challenges in the same way I used to target opponents as a fullback. Using sound fundamentals, strategic insights, and savvy tactics to overcome seemingly immovable objects to pave a way to the promised land...the end zone.

Traveling the world with my wife while running my business remotely has provided a whole new perspective about what is possible.
I'm a firm believer that lifestyle by design is the ultimate pursuit of happiness and am always happy to share my personal insight and professional expertise as a purpose-driven leader with a burning desire to make a positive and lasting impact on the planet.

I welcome any opportunities that can help to further my education, provide a new and interesting perspective, and expand my network of business leaders that have a shared vision for the future and being a catalyst for change.

Experience

LYFE FUEL
Co-Founder & CEO
March 2015 - Present (6 years 6 months)

Our mission is to inspire and empower change toward a healthier future by producing the most nutrient-dense products on the planet; created by nature, rooted in science, and designed for modern lifestyles.

BevMD LLC
Vice President of Business Development
January 2015 - March 2015 (3 months)
Oceanside, CA

BevMD is dedicated to changing the way millions of patients are prepared for surgery everyday in the USA and elsewhere. Our goals are to optimize the patients' surgical experience in terms of comfort and satisfaction, as well as enhance their recovery and ultimate outcomes through comprehensive Perioperative Nutrition™.

We provide a simple, effective patented solution to the prolonged fasting dilemma for preoperative patients, thereby enhancing patient compliance & well being while supporting the pre-op fasting guidelines for elective surgery.

We believe healthcare costs need to be reduced while enhancing the perioperative patient experience. Patient satisfaction scores, "HCAHPS", must increase to allow healthcare facilities to increase reimbursements from Medicare. BevMD effectively addresses both issues, reducing healthcare costs and increasing HCAHPS scores.

Bariatric Advantage, Strategic Business Unit, Metagenics Inc.
Southwest Territory Manager
July 2010 - December 2014 (4 years 6 months)

Territory includes most of California, and the entire states of Arizona, New Mexico and Hawaii.

As the market leader in science-based nutritional supplements before and after weight loss surgery, we work directly with surgeons and bariatric programs to provide the products, services, and support necessary to optimize patient outcomes, increase compliance and promote pre and post-operative health.

National Football League
Professional Football Player

May 2006 - September 2009 (3 years 5 months)

· As part of the offensive team executed complex tactical plans designed to move to the goal, literally and figuratively
· Position requires the mental and physical agility to adjust the plan on the fly to protect both life and employment

Bologna Doves
Player/Coach
February 2009 - July 2009 (6 months)

Came to Italy to continue my love and passion for the game of football. Not only was I able to have have the ability to continue playing the game I love, but I was provided with a unique opportunity to travel the world and live in a foreign country. In addition to being a player, I was able to share my wealth of knowledge and expertise of the game to the players as well as aiding management on the business side through consulting and insight to the make-up of a successful team and franchise. This experience has proved valuable to me in understanding both the Italian and European culture and business markets.

Legacy Financial
Intern
April 2009 - June 2009 (3 months)

· Gained a core knowledge of financial planning, wealth management, and importance of asset allocation
· Worked in a group of peers with an experienced financial advisor as our leader to discuss and solve various financial
challenges

CAL Football
Student Athlete
August 2001 - May 2006 (4 years 10 months)

· Walked on to the team and through an effort of hard work and determination was rewarded with a scholarship and a
starting position which I held for my entire 4 years at Cal and a record 52 games
· Earned All-Academic team honors as a sophomore and All Pac-10 honors as a senior proving my ability to excel
both athletically and academically in an extremely competitive environment both on and off the field

· Worked together with fellow players to achieve team goals and display a winning effort resulting in financial
support for the university athletic department amounting in millions of dollars of additional revenue awarded for our

Morgan Stanley
Intern
May 2005 - August 2005 (4 months)

· Analyzed various investment options and provided statistical feedback to be used as advice to clientele
· Created and maintained spreadsheets to assist in evaluating clientele investment portfolios

Extra Curricular
Kansas City Chiefs "Pro" Series, Student

Education

University of California, Berkeley
Bachelor's Degree, Business and Globalism · (2001 - 2006)

T. Colin Campbell Center for Nutrition Studies and eCornell
Plant-Based Nutrition Certificate, Nutrition Sciences · (2017)

Newport Harbor High School
· (1997 - 2001)

Contact

vj.pisacane@gmail.com

www.linkedin.com/in/victorpisacane
(LinkedIn)

Top Skills

Software Development

C++

Object Oriented Design

Certifications

IBM Design Thinking Practitioner

FDA 21 CFR Part 820

Docker Essentials: Extend Your
Apps With Containers

ISO 13485

Cognitive Practitioner

Victor Pisacane

Principal Software Engineer at Hitachi Solutions America
Encinitas

Summary

Innovative and dynamic professional software developer, architect
and team leader with proven success designing, developing and
delivering software products in both startup environments and
Fortune 500 companies. Proven skills in all phases of SDLC,
with experience in UI design, usability, architecture and Agile
methodologies. Results-driven leader and mentor with aptitude for
object-oriented design constructs and principles.

Areas of Expertise:
Object-Oriented Design & Development | Software Architecture |
Rapid Application Development
Prototyping | Client Server & Web API Design & Implementation |
Requirements Elicitation
Risk Identification | Software Team Leadership | Agile Process
Champion
User Experience Development | Medical Imaging Software

TECHNICAL SKILLS
Languages - C++, C#, JavaScript (ES6), Typescript, Python, SQL
Technologies - XML, XSLT, XPATH, SAX, HTML, HTML5, CSS,
Sass .Net (2.0 - 4.7), .Net Core2(3), WPF, XAML, ActiveX, MFC,
64Bit, COM, ATL, WTL, STL, SVG, D3.JS, Node.js, Angular v2-11,
NPM, MSMQ, Web Services WCF, REST, JSON, JQuery, GraphQL,
NUnit, CPPUnit, Google DialogFlow, Watson Studio
Cloud - Docker, Kubernetes, Istio, Blockchain, AWS, Azure, IBM
Cloud/Bluemix,
Platforms - Windows (Client & Server), Unix, Linux, Windows CE,
MacOS, Ubuntu Server
Database - ADO, OleDB, ODBC, ADO.net, SQL Server, Sybase,
Oracle, MongoDB, PostgreSQL
Methodologies - UML, OOP, Agile, Scrum, Kanban, Modified
Waterfall

Tools - Visual Studio, Eclipse, VSCode, NPM, Jenkins, Jira, Slack, Mingle, SVN, Git, Bash, Postman PowerShell, Perforce, GitHub, GitLab, ZenHub, Mural, PVS Studio, SonarQube, AppScan, IBM IAM Medical Tech - DICOM, HL7, FIHR, SNOMED, ICD-10, JPG2000, HIPAA, GDPR, FDA, ISO

Experience

Hitachi Solutions America
Principal Software Engineer
2020 - Present (1 year)

Modern Solutions Group

https://global.hitachi-solutions.com/solutions/collaboration-modern-workplace

Mindcracker
Sr. Architect / Software Development Consultant
2019 - 2020 (1 year)
Greater San Diego Area

Working with contract development team as a developer and architect for a business process automation project. The client is a government contracted healthcare quality improvement company that is automating their HR, PO, Billing, Travel and Expense Reporting processes to reduce costs and increase the productivity of employees and contractors. Tech: C# .Net Core 2.1 AWS Lambda (Serverless API), SQS, JavaScript, C# .Net Core 3.0, ADO.net SQL Server.

IBM
Principal Software Engineer / Architect
2015 - 2019 (4 years)
Greater San Diego Area

Served as development lead on Agile team during multiple releases of large medical software product. Collaborated with iteration manager, PO and squad to create, refine and complete user stories to deliver many important new features. Development process included interval time-boxing, design reviews, unit tests, code reviews, HIPAA security, risk analysis and close interface with all phases of testing and validation.

https://www.ibm.com/watson/health/imaging/

www.merge.com

https://ibm.co/2So06me

DR Systems
Principal Software Engineer / Technical Lead
2012 - 2015 (3 years)
San Diego, CA

Led development team in creating new web-based ECG management system that was integrated into legacy radiology / cardiology enterprise application. Met with customers at hospitals and imaging centers to elicit specific user needs for ECG reading and reporting as part of cardiology workflow. Created prototypes and developed detailed user stories.

www.drsys.com

Merge Healthcare acquired DR Systems 2/26/2015.
http://tinyurl.com/l5a6m2c

Deluxe Digital Distribution
Sr. Software Engineer
2011 - 2012 (1 year)
Solana Beach, CA

Defined user stories for customer needs as member of Agile (Kanban) development team to help Deluxe Studios create one of the largest worldwide theatrical and digital delivery networks.

www.bydeluxe.com

DR Systems
Sr. Software Engineer
2008 - 2011 (3 years)
San Diego, CA

Served as lead developer for new cardiovascular information systems (CVIS) project. This project, developed in C++ and C#, required extensive use of image processing and DICOM data handling. Participated in daily Scrum meetings as part of Agile development team and broke down requirements into workable tasks for Agile sprints.

www.drsys.com

Eastman Kodak Company

Sr. Software Engineer / Software Architect
2003 - 2008 (5 years)
San Diego, CA

Directed team in developing Windows Host software applications for new Kodak digital imaging devices (multi-functional printers with scanner and fax). Participated in hiring new developers, mentoring junior development staff and leading team of developers and testers in daily Scrum meetings during Agile sprints. During this time, multiple software releases were completed and shipped with over 1M consumer imaging products.

www.kodak.com
http://www.kodak.com/US/en/corp/pressCenter/cpqinkjetimages.jhtml?pq-path=2509/8058/9510/10695
http://support.en.kodak.com/app/answers/detail/a_id/32108/~/kodak-all-in-one-printer-home-center-software-(including-drivers)---windows/selected/true
http://www.kodak.com/global/en/consumer/kiosk/features/kiosk_featuresTools.jhtml?pq-path=164/7959/2301261

Vytek
Software Development Consultant
2003 - 2003 (less than a year)
San Diego, CA

Developed C++ ActiveX components for Microsoft Media Center SDK.

http://msdn.microsoft.com/en-us/library/aa468241.aspx

Phogenix Imaging
Sr. Software Engineer
2001 - 2003 (2 years)
San Diego, CA

http://www.hp.com/hpinfo/newsroom/press/2003/030303d.html

Digital On Demand
Sr. Software Engineer / Project Lead
1999 - 2001 (2 years)
Carlsbad, CA

Digital on Demand and RedDotNet were same company.

http://mi2n.com/press.php3?press_nb=2705

http://www.reddotnet.com/

Education

San Diego State University-California State University

Bachelor of Science (B.S.), Computer Science, Physics (minor)

El Camino College

Associate of Science (A.S.), Physics

Bishop Montgomery High School

High School Diploma, College Prep / Math / Computer Science

Contact

lclopez@gmail.com

www.linkedin.com/in/luis-
lopez-4171b21 (LinkedIn)

Top Skills

Strategic Planning

SDLC

Healthcare

Languages

Spanish

Italian

Luis Lopez

Program Director at LA Care Health Plan

Los Angeles

Summary

Experienced Program Director with a demonstrated history
of working in the hospital & health care industry. Skilled in IT
Strategy, Management, Project Portfolio Management, Healthcare
Management, and Healthcare. Strong business development
professional.

Experience

LA Care Health Plan
Program Director
2013 - Present (8 years)
Los Angeles

Covered California IT Director

Warner Bros. Entertainment Group of Companies
Project Manager
2012 - 2012 (less than a year)
Burbank California

MS ERP implementation for DC Entertainment

Molina Healthcare
Program Manager
2011 - 2012 (1 year)
Long Beach California

Trizetto CCA implementation

Westfield Realty Group
Project Manager
January 2011 - November 2011 (11 months)
Westwood California

JD Edward E1 upgrade.

Deluxe Entertainment Services Group
Program Manager

January 2010 - October 2010 (10 months)

Online Film Distribution Platform Program Manager

Cedars Sinai
Project Manager
2005 - 2009 (4 years)

Project Manager with the PMO

Kaiser Permanente
PM
February 2003 - May 2005 (2 years 4 months)

Education

University of California, Berkeley
BS, Integrative Biology · (1989 - 1993)

Caltech
Project Management Cert · (1997 - 1998)

SMS, Kaufman Hall, Antrim, IBM, Clarezen, rl solutions, Risk, Wrike, Office 365, PWA, Workfront, Active Directory, Medicaid, MediCal, chipso/ecri, Lean/Six sigma, IVR, iPhone, Android, LDAP, LAN/WAN, VPN, routers, modems, TCP/IP, CSM, Cryptocurrency, Okta, ITIL, PMP

Experience

Apothēka Systems Inc.
CEO
2018 - Present (3 years)
Greater Los Angeles Area

Transforming Clinical Applications Into Secure Blockchain Eco-systems | AI, Blockchain, Cloud, Interoperability, IoT, SaaS | Use Cases: PHI Validation; Security/HIPAA; Physician Credentialing; Claims Adjudication; Interoperability

Intervallo Consulting Group Inc. (ICG)
Partner
January 2010 - Present (11 years 8 months)
Greater Los Angeles Area

Alliance, Ingenuity & Agility | www.icg-int.com

SERVICES: Executive Consulting, Management, Hi-Tech, Cloud, AI, Blockchain, Big data, Digital Media, Cybersecurity, M&As (Mergers And Acquisitions), Internet of Things (IoT), Mobile Solutions, Organizational Change, PMO Development, Process Improvement, Systems Implementation / Integration (ERP, EMR, EHR, GIS, Commercial Off-The-Shelf - COTS), PR & Brand management
CLIENTS: Start-ups | Mid-size | Fortune 500/1000

GlobalCrucible
Founder
September 2007 - Present (14 years)
Los Angeles, California

Operations & Global virtual team management; Portfolio / Program management; Green / Sustainability consulting.

Beverly Hills Chamber of Commerce
Member
December 2017 - Present (3 years 9 months)

Beverly Hills, California

Business Community Member

Amgen
Global Portfolio Manager (Back-fill Assignment)
April 2016 - December 2017 (1 year 9 months)

Thousand Oaks, California

Corporate Global Initiatives (USA, Asia & Europe)

Transition / Succession Strategy & Execution, Mergers & Acquisitions, Leadership.

DoALLity Media Partners
Senior Consultant (CIO/COO)
January 2014 - June 2016 (2 years 6 months)

Beverly Hills, CA

CIO/COO Responsibilities.

Led ongoing efforts to define, develop and enhance corporate brand, funding & strategic direction.

Investor relations, Portfolio & Project management.

Mergers & Acquisitions.

Oversee daily Operations and Management.

Hearit, Inc.
Executive Advisor
April 2014 - December 2015 (1 year 9 months)

Greater Los Angeles Area

Corporate Strategy and Execution.

Founder Institute
Founder
2015 - 2015 (less than a year)

San Francisco Bay Area

Mentorship, Leadership, Entrepreneurship, Strategy & Execution

MemorialCare Health System
Executive Consultant
September 2011 - November 2013 (2 years 3 months)

Orange County, California Area

Shared Services (IT, Clinical & Business)

University of Southern California
Consultant
May 2010 - September 2011 (1 year 5 months)
Greater Los Angeles Area

Mergers & Acquisition Initiatives: USC's acquisition of the USC University

Hospital & USC Norris Cancer Hospital from Tenet Healthcare Corp.

Portfolio / Program management

Shared Services (IT, Clinical & Business)

Green Dot Corporation
Sr. IT Project Manager
December 2008 - March 2010 (1 year 4 months)
Greater Los Angeles Area

Portfolio (IPO) / Program management

Feature Program: MoneyPak Launch & Integration with PayPal | RushCard

project

https://www.moneypak.com/

Cedars-Sinai
Project Manager/EIS Analyst
May 2005 - October 2008 (3 years 6 months)
Beverly Hills, California

Project management; Enterprise Systems (IT, Clinical & Business);

Operations and management

Scripps Networks Interactive
Project Supervisor
May 2001 - February 2005 (3 years 10 months)
http://www.scripps.com/

ShopAtHome (Segmentation Affiliates/Partners - HGTV, Food Network, DIY

etc.)

Operations and Management / Program management

Gannett - USA TODAY NETWORK
Account manager - QA/QC Analyst
February 1999 - July 2001 (2 years 6 months)

Clients (Account / Portfolio Management):

Discover Card Financial services

Tennesseean

Wells Fargo

Education

Harvard University
Cybersecurity

Best Management Practice - UK
ITIL

Platinum Edge
Certified Scrum Master (CSM) | Agile

University of La Verne
MBA, International Business & Information Technology

Project Management Institute (PMI)
PMP